Exhibit 99.6
2024 Voting Results
___________________________________________________________________________________________________________________________________________
Voting Results of the Annual General Meeting of Shareholders of QIAGEN N.V.

QIAGEN's Annual General Meeting of Shareholders (the "Annual Meeting") was held on June 21, 2024. The following actions were taken at the Annual Meeting:

1.Opening (no voting item)

2.Managing Board Report for the year ended December 31, 2023 (“Calendar Year 2023”) (no voting item)

3.Compliance with Dutch Corporate Governance Code (no voting item)

4.Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Calendar Year 2023 (no voting item)

5.Proposal to adopt the Annual Accounts of QIAGEN N.V. (the "Company") for the Calendar Year 2023 was approved

	Votes for	Votes against	Votes abstain
Number of shares	169,563,398	437,647	708,610
Percentage	99.74%	0.26%	-

6.Proposal to cast a favorable non-binding advisory vote in respect of the Remuneration Report 2023 was approved

	Votes for	Votes against	Votes abstain
Number of shares	153,298,897	16,607,441	803,317
Percentage	90.23%	9.77%	-

7.Reservation and dividend policy (no voting item)

8.Proposal to discharge from liability of the Managing Directors for the performance of their duties during Calendar Year 2023 was approved

	Votes for	Votes against	Votes abstain
Number of shares	164,535,634	5,344,962	829,059
Percentage	96.85%	3.15%	-

9.Proposal to discharge from liability of the Supervisory Directors for the performance of their duties during Calendar Year 2023 was approved

	Votes for	Votes against	Votes abstain
Number of shares	164,520,214	5,359,799	829,642
Percentage	96.84%	3.16%	-

10a. Proposal to reappoint Dr. Metin Colpan as a Supervisory Director of the Company for a term running up to and including the date of the Annual General Meeting in 2025 was approved

	Votes for	Votes against	Votes abstain
Number of shares	160,292,518	10,354,571	62,566
Percentage	93.93%	6.07%	-

10b. Proposal to reappoint Dr. Toralf Haag as a Supervisory Director of the Company for a term running up to and including the date of the Annual General Meeting in 2025 was approved

	Votes for	Votes against	Votes abstain
Number of shares	170,603,666	42,757	63,232
Percentage	99.97%	0.03%	-

10c. Proposal to reappoint Prof. Dr. Ross L. Levine as a Supervisory Director of the Company for a term running up to and including the date of the Annual General Meeting in 2025 was approved

	Votes for	Votes against	Votes abstain
Number of shares	169,082,097	1,564,541	63,017
Percentage	99.08%	0.92%	-

10d. Proposal to reappoint Prof. Dr. Elaine Mardis as a Supervisory Director of the Company for a term running up to and including the date of the Annual General Meeting in 2025 was approved

	Votes for	Votes against	Votes abstain
Number of shares	168,053,354	2,593,321	62,980
Percentage	98.48%	1.52%	-

10e. Proposal to reappoint Dr. Eva Pisa as a Supervisory Director of the Company for a term running up to and including the date of the Annual General Meeting in 2025 was approved

	Votes for	Votes against	Votes abstain
Number of shares	169,837,957	804,241	67,457
Percentage	99.53%	0.47%	-

10f. Proposal to reappoint Mr. Lawrence A. Rosen as a Supervisory Director of the Company for a term running up to and including the date of the Annual General Meeting in 2025 was approved

	Votes for	Votes against	Votes abstain
Number of shares	152,957,724	17,688,755	63,176
Percentage	89.63%	10.37%	-

10g. Proposal to reappoint Mr. Stephen H. Rusckowski as a Supervisory Director of the Company for a term running up to and including the date of the Annual General Meeting in 2025 was approved

	Votes for	Votes against	Votes abstain
Number of shares	165,413,049	5,233,478	63,128
Percentage	96.93%	3.07%	-

10h. Proposal to reappoint Ms. Elizabeth E. Tallett as a Supervisory Director of the Company for a term running up to and including the date of the Annual General Meeting in 2025 was approved

	Votes for	Votes against	Votes abstain
Number of shares	138,308,560	32,337,463	63,632
Percentage	81.05%	18.95%	-

10i. Proposal to reappoint Mr. Bert van Meurs as a Supervisory Director of the Company for a term running up to and including the date of the Annual General Meeting in 2025 was approved

	Votes for	Votes against	Votes abstain
Number of shares	170,042,089	604,227	63,339
Percentage	99.65%	0.35%	-

10j. Proposal to reappoint Ms. Eva van Pelt as a Supervisory Director of the Company for a term running up to and including the date of the Annual General Meeting in 2025 was approved

	Votes for	Votes against	Votes abstain
Number of shares	169,257,599	1,389,076	62,980
Percentage	99.19%	0.81%	-

11a. Proposal to reappoint Mr. Thierry Bernard as a Managing Director of the Company for a term running up to and including the date of the Annual General Meeting in 2025 was approved

	Votes for	Votes against	Votes abstain
Number of shares	168,599,213	1,615,996	494,446
Percentage	99.05%	0.95%	-

11b. Proposal to reappoint Mr. Roland Sackers as a Managing Director of the Company for a term running up to and including the date of the Annual General Meeting in 2025 was approved

	Votes for	Votes against	Votes abstain
Number of shares	168,926,696	1,288,623	494,336
Percentage	99.24%	0.76%	-

12a. Proposal to adopt the Remuneration Policy with respect to the Supervisory Board was approved

	Votes for	Votes against	Votes abstain
Number of shares	146,317,062	24,319,182	73,411
Percentage	85.75%	14.25%	-

12b. Proposal to determine the Remuneration of the members of the Supervisory Board was approved

	Votes for	Votes against	Votes abstain
Number of shares	146,629,189	24,011,699	68,767
Percentage	85.93%	14.07%	-

13.Proposal to reappoint KPMG Accountants N.V. as auditors of the Company for the calendar year ending December 31, 2024 was approved

	Votes for	Votes against	Votes abstain
Number of shares	170,429,724	192,166	87,765
Percentage	99.89%	0.11%	-

14.Proposal to appoint Ernst & Young Accountants LLP as auditors of the Company for the calendar year ending December 31, 2025 was approved

	Votes for	Votes against	Votes abstain
Number of shares	170,526,084	116,662	66,909
Percentage	99.93%	0.07%	-

15a. Proposal to authorize the Supervisory Board, until December 21, 2025 to issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of shares issued and outstanding in the capital of the Company as at December 31, 2023 as included in the Annual Accounts for Calendar Year 2023 was approved

	Votes for	Votes against	Votes abstain
Number of shares	139,237,436	31,391,984	80,235
Percentage	81.60%	18.40%	-

15b. Proposal to authorize the Supervisory Board, until December 21, 2025 to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2023 was approved

	Votes for	Votes against	Votes abstain
Number of shares	167,392,438	3,213,774	103,443
Percentage	98.12%	1.88%	-

16.Proposal to authorize the Managing Board, until December 21, 2025, to acquire shares in the Company's own share capital was approved

	Votes for	Votes against	Votes abstain
Number of shares	170,288,388	166,977	254,290
Percentage	99.90%	0.10%	-

17.Proposal to approve discretionary rights for the Managing Board to implement a capital repayment by means of a synthetic share repurchase was approved

a.Proposal to amend the Company's Articles of Association in accordance with the draft deed of amendment to the Company's Articles of Association (Part I) to, amongst other things, increase the par value per ordinary share by an amount to be determined by the Managing Board of the Company;
b.Proposal to amend the Company's Articles of Association in accordance with the draft deed of amendment of the Company's Articles of Association (Part II) to, amongst other things, consolidate the ordinary shares at a consolidation ratio to be determined by the Managing Board, subject to the approval of the Supervisory Board (the reverse stock split);
c.Proposal to amend the Company's Articles of Association in accordance with the draft deed of amendment of the Company's Articles of Association (Part III) to decrease the par value per ordinary share to an amount of EUR 0.01 and to repay to the shareholders an amount to be determined by the Managing Board, subject to the approval of the Supervisory Board, which amount will at maximum be USD 300 million in the aggregate; and
d.Proposal to authorize each member of the Managing Board of the Company and each lawyer, (candidate) civil law notary and paralegal working at De Brauw Blackstone Westbroek N.V. to execute the three deeds of amendment of the Company's Articles of Association (Part I, II and III)

	Votes for	Votes against	Votes abstain
Number of shares	169,595,262	51,431	1,062,962
Percentage	99.97%	0.03%	-

18.Proposal to approve the cancellation of fractional ordinary shares held by the Company was approved

	Votes for	Votes against	Votes abstain
Number of shares	170,588,847	50,866	69,942
Percentage	99.97%	0.03%	-

19.Questions (no voting item)

20.Closing (no voting item)